EX-33.17
(logo) NTS  NATIONAL TAX
            SEARCH, LLC.


REPORT ON ASSESSMENT OF COMPLIANCE WITH APPLICABLE SECURITIES AND EXCHANGE COMMISSION'S REGULATION AB SERVICING CRITERIA

For the calendar year ending December 31, 2013, National Tax Search, LLC has been a Tax Service Vendor for Wells Fargo Bank (the "Servicer").

National Tax Search, LLC ("NTS") is responsible for assessing compliance as of December 31, 2013 and for the period from January 1, 2013 through December 31, 2013 (the "Reporting Period") with the servicing criteria set forth in Title 17,
Section 229.1122(d) of the Code of Federal Regulations (the "CFR"). NTS has used the servicing criteria communicated to NTS by the Servicer to assess compliance with the applicable servicing criteria. Only servicing criteria 1122(d)(1)(ii), 1122(d)1(iv), 1122(d)2(ii), 1122(d)2(v), 1122(d)2(vi), 1122(d)2(vii),
1122(d)(4)(xi), and 1122(d)(4)(xii) (the "Applicable Servicing Criteria") are applicable to the activities NTS performs with respect to the transactions covered by this report. NTS has determined that the remaining servicing criteria set forth in Item 1122(d) of the SEC Regulation AB are not applicable to the activities it performs with respect to the transactions covered by this report. The transactions covered by this report include all tax payments made on behalf of the Servicer using NTS's TaxQ system (the "Platform Transactions").

NTS, as a vendor, has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has concluded that the NTS has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2013 and for the Reporting Period with respect to the Platform Transactions taken as a whole, except as described in Schedule A.

Plante & Moran, PLLC, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria as of December 31, 2013 and for the Reporting Period as set forth in this assertion.

National Tax Search, LLC, as Vendor to Servicer


/s/ Lori Eshoo
Lori D. Eshoo, President/CEO
February 10, 2014


303 East Wacker Drive, Suite 1040
Chicago, IL 60601
Telephone: 312-233-6440
Facsimile: 312-233-6450


(page)


Schedule A

Material Instances of Noncompliance by the Company

1122(d)(2)(vii): Reconciliations are prepared on a monthly basis for all asset-backed securities related to bank accounts, including custodial accounts and related clearing accounts. These reconciliations (B) Are prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specificied in the transaction agreement and (D) Contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specificied in transaction agreements.

Noncompliance
During the reporting period, certain reconciliations were not completed within 30 calendar days after the bank statement cutoff date. Certain reconciling items lacked proper explanations and were not resolved within 90 day calendar days of their original identification.

Remediation
Management corrected the timeliness of reconciliations within the Period and Plante Moran auditors have reviewed, under an agreed-upon procedures engagement, the compliance with the servicing criteria of section 1122(d)(2)(vii), attributes B & D, as defined above, as of January 31, 2014, noting no matters of concern.

In the first quarter of 2014 Management will also complete installation of a Treasury Workstation system, which allows for the automation of daily reconciliation allowing for review and research throughout the month instead of the days after a bank statement cutoff date. This daily reconciliation will be accompanied by proper explanation of all reconciling items. Management will review any items that require resolution and reporting will provide aging of items at 30, 45 and 60 day levels to prevent exceeding the 90 calendar day requirement.